SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Anchor Bancorp
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

032838104
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032838104	SC 13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 202,832 shares of Common Stock (as defined below)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 202,832 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,832 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 032838104	SC 13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Offshore Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 45,071 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 45,071 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,071 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 032838104	SC 13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 202,832 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 202,832 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,832 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 032838104	SC 13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 247,903 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 247,903 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 032838104	SC 13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 247,903 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 247,903 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 032838104	SC 13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Stieven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 247,903 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 247,903 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 032838104	SC 13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Covington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 247,903 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 247,903 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 032838104	SC 13G/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel M. Ellefson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 247,903 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 247,903 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 032838104	SC 13G/A	Page 10 of 14 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Anchor Bancorp (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 601 Woodland Square Loop SE, Lacey, Washington 98503.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Stieven Financial Investors, L.P., a Delaware limited partnership ("SFI"), with respect to the shares of Common Stock beneficially owned by it;

(ii)	Stieven Financial Offshore Investors, Ltd., a Cayman Islands exempted company (“SFOI”), with respect to the shares of Common Stock beneficially owned by it;

(iii)	Stieven Capital GP, LLC, a limited liability company organized under the laws of the State of Delaware ("SFIGP"), as the general partner of SFI, with respect to the shares of Common Stock beneficially owned by SFI;

(iv)	Stieven Capital Advisors, L.P., a Delaware limited partnership (“SCA”), which serves as the investment manager to SFI and SFOI, with respect to the shares of Common Stock beneficially owned by SFI and SFOI;

(v)	Stieven Capital Advisors GP, LLC, a Delaware limited liability company (“SCAGP”), which serves as the general partner of SCA, with respect to the shares of Common Stock beneficially owned by SFI and SFOI;

(vi)	Joseph A. Stieven ("Mr. Stieven"), as managing member of SCAGP and SFIGP and Chief Executive Officer of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI;

(vii)	Stephen L. Covington (“Mr. Covington”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI; and

(viii)	Daniel M. Ellefson (“Mr. Ellefson”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 032838104	SC 13G/A	Page 11 of 14 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 12412 Powerscourt Drive, Suite 250, St. Louis, Missouri 63131.

Item 2(c).	CITIZENSHIP:

SFI and SCA are limited partnerships organized under the laws of the State of Delaware. SFOI is a Cayman Islands exempted company. SFIGP and SCAGP are limited liability companies organized under the laws of the State of Delaware. Messrs. Stieven, Covington and Ellefson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 value (the "Common Stock")

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________________

CUSIP No. 032838104	SC 13G/A	Page 12 of 14 Pages

Item 4.	OWNERSHIP.

The figures used to calculate beneficial ownership are calculated based upon the 2,550,000 shares of Common Stock outstanding as of November 6, 2014 as reflected in the Form 10-Q filed by the Company on November 6, 2014.

The information required by Items 4(a)-(c) is set forth in rows 5-11 for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 032838104	SC 13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	February 13, 2015

STIEVEN FINANCIAL INVESTORS, L.P.

By:	Stieven Capital GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

STIEVEN FINANCIAL OFFSHORE INVESTORS, LTD.

/s/ Christine Fletcher
Name: Christine Fletcher
Title: Director

STIEVEN CAPITAL GP, LLC

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

STIEVEN CAPITAL ADVISORS, L.P.

By:	Stieven Capital Advisors GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

STIEVEN CAPITAL ADVISORS GP, LLC

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

CUSIP No. 032838104	SC 13G/A	Page 14 of 14 Pages

JOSEPH A. STIEVEN, individually

/s/ Joseph A. Stieven
JOSEPH A. STIEVEN

STEPHEN L. COVINGTON, individually

/s/ Stephen L. Covington
STEPHEN L. COVINGTON

DANIEL M. ELLEFSON, individually

/s/ Daniel M. Ellefson
DANIEL M. ELLEFSON